NATCORE TECHNOLOGY INC.

Condensed Consolidated Interim Financial Statements

For Three and Nine Months Ended September 30, 2016 and 2015

Expressed in United States Dollars

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim condensed consolidated financial statements have been prepared by and are the responsibility of management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Natcore Technology Inc.
Consolidated Statements of Financial Position
(Expressed in United States Dollars)

	Notes	(Unaudited) September 30, 2016	(Audited) December 31, 2015

ASSETS
Current assets
Cash and cash equivalents	4	$79,378	$521,521
Receivables	5	14,207	29,057
Prepaid expenses		95,932	148,076

		189,517	698,654

Non-current assets
Equipment	6	251,488	366,729

TOTAL ASSETS		$441,005	$1,065,383

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	8	$1,036,927	$749,985
Derivative liability	9	591,284	1,135,157

TOTAL LIABILITIES		1,628,212	1,885,142

DEFICIT
Share capital	10	16,370,321	15,690,371
Share-based payment reserve	10,11	3,965,355	3,375,710
Share subscriptions received	10	—	31,102
Accumulated deficit		(21,522,883)	(19,916,942)

TOTAL DEFICIT		(1,187,207)	(819,759)

TOTAL LIABILITIES AND DEFICIT		$441,005	$1,065,383

Nature and continuance of operations	1

Approved on behalf of the Board:

“John Calhoun”	“Brien Lundin”

– Director	– Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Natcore Technology Inc.
Condensed Consolidated Statements of Comprehensive Income (Loss)
(Expressed in United States Dollars)

		For the Nine Months Ended September 30,

	Notes	2016	2015

Expenses
Consulting		$93,652	$136,236
Depreciation and amortization	6,7	118,783	230,951
Filing Fees		31,910	17,840
Foreign exchange (gain) loss		206,571	375,804
Interest and bank charges		7,887	1,642
Marketing		247,842	134,400
Office and other operational expenses		115,677	168,760
Professional fees		312,421	188,464
Research and development	16	711,401	668,583
Stock-based compensation	10	564,117	308,145
Travel		37,982	37,628
Wages and salaries		590,358	587,727

		3,038,601	2,856,180
Other income (expense)
Fair value adjustment on warrants	9	1,432,647	(264,884)
Other income		—	14,119

Interest income		13	1,565

Net and comprehensive loss for the period		$(1,605,941)	$(3,105,380)

Loss per share – basic and diluted	10	$(0.03)	$(0.06)

Weighted average number of shares outstanding – basic and diluted	10	58,943,524	50,515,024

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Natcore Technology Inc.
Condensed Consolidated Statements of Comprehensive Income (Loss)
(Expressed in United States Dollars)

		For the Three Months Ended September 30,

	Notes	2016	2015

Expenses
Consulting		$30,995	$40,529
Depreciation and amortization	6,7	34,202	48,396
Filing fees		6,115	17,840
Foreign exchange (gain) loss		181,110	283,466
Interest and bank charges		838	511
Marketing		68,994	45,252
Office and other operational expenses		33,264	34,766
Professional fees		72,927	113,544
Research and development	16	130,564	229,061
Stock-based compensation	10	30,111	112,923
Travel		1,547	7,491
Wages and salaries		204,082	167,063

		794,749	1,100,842
Other income (expense)
Fair value adjustment on warrants	9	1,131,993	(377,130)
Other income		—	14,119

Interest income		4	990

Net and comprehensive income (loss) for the period		$337,248	$(1,462,863)

Income (loss) per share – basic and diluted	10	$0.01	$(0.03)

Weighted average number of shares outstanding –basic and diluted	10	61,057,780	52,105,636

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Natcore Technology Inc.
Condensed Consolidated Statement of Changes in Equity (Deficit)
(Expressed in United States Dollars)

		Share capital		Share-based	Share

	Notes	Number of shares	Amount	payment reserve	subscriptions received	Deficit	Total

Balance at December 31, 2014		47,861,502	13,977,256	2,956,964	313,874	(16,428,813)	819,281
Comprehensive loss for the period		—	—	—	—	(3,105,380)	(3,105,380)
Transactions with owners, in their capacity as owners, and other transfers:
Shares issued for cash – private placement		4,771,112	2,348,165	—	(313,874)	—	2,034,291
Issuance costs – warrants		—	(29,393)	29,393	—	—	—
Issuance costs – cash		—	(11,191)	—	—	—	(11,191)
Stock-based compensation	10	—	—	308,145	—	—	308,145

Balance at September 30, 2015		52,632,614	$16,284,837	$3,294,502	$—	$(19,534,193)	$45,146

Balance at January 1, 2016		56,333,247	15,690,371	3,375,710	31,102	(19,916,942)	(819,759)
Comprehensive loss for the period		—	—	—	—	(1,605,941)	(1,605,941)
Transactions with owners, in their capacity as owners, and other transfers:
Shares issued for cash – private placement	10	5,167,555	1,480,465	—	(31,102)	—	1,449,363
Shares issued for services	10	400,000	135,147	—	—	—	135,147
Shares issued for cash – options exercise	10	38,500	13,765	(5,698)	—	—	8,067
Derivative liability – warrants issued		—	(888,775)	—	—	—	(888,775)
Issuance costs – finder’s warrants		—	(31,226)	31,226	—	—	—
Issuance costs- cash		—	(29,426)	—	—	—	(29,426)
Stock-based compensation	10	—	—	564,117	—	—	564,117

Balance at September 30, 2016		61,939,302	$16,370,321	$3,965,355	$—	$(21,522,883)	$(1,187,207)

The accompanying notes are an integral part of thesecondensed consolidated interim financial statements.

Natcore Technology Inc.
Condensed Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

	For the Nine Months Ended

	September 30, 2016	September 30, 2015

Operating Activities
Net loss	$(1,605,941)	$(3,105,380)
Adjustments for non-cash items:
Depreciation and amortization	118,783	230,951
Fair value adjustment on warrants	(1,432,647)	264,884
Shares issued for services	135,147	—
Stock-based compensation	564,117	308,145
Changes in non-cash working capital items:
Receivables	14,850	615
Prepaid expenses	52,144	(12,901)
Trade payables and accrued liabilities	286,942	83,316

Net cash flows used in operating activities	(1,866,605)	(2,230,370)

Investing Activities
Expenditures on equipment	(3,542)	(17,255)

Net cash flows used in investing activities	(3,542)	(17,255)

Financing Activities
Proceeds on issuance of common shares – exercise of warrants	—	—
Proceeds on issuance of common shares – exercise of options	8,067	—
Proceeds on issuance of common shares – net of issuance costs	1,419,937	2,023,100

Net cash flows provided by financing activities	1,428,004	2,023,100

Decrease in cash and cash equivalents	(442,143)	(224,525)
Cash and cash equivalents, beginning	521,521	548,387

Cash and cash equivalents, ending	$79,378	$323,862

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Natcore Technology Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in United States Dollars)
For the Three and Nine Months Ended September 30, 2016 and 2015

1.	Nature and Continuance of Operations

Natcore Technology Inc. (the “Company”) was incorporated under the British Columbia Business Corporations Act on August 9, 2007. The Company’s common shares are listed on the TSX Venture Exchange (the “Exchange”) under the symbol NXT. Effective May 26, the Company became a fully-reporting issuer in the United States. The Company develops and owns technology for the manufacturing ofsolar cells.

The Company’s head office address is 87 Maple Avenue, 1st Floor, Red Bank, New Jersey, 07701. The Company’s registered office is 2080 -777 Hornby Street, Vanco uver British Columbia V6Z 1S4.

These unaudited condensed consolidated interim financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As ofSeptember 30 , 2016 the Company has had recurring losses from operations and a cumulative deficit of $21,522,883. The Company’s continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. These conditions indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. Management intends to finance operating costs over the next twelve months with existing cash resources and the private placement of common shares.

2.	Significant Accounting Policies and Basis of Preparation

Statement of Compliance withInternational Financial Reporting Standards

These condensed consolidated interim financial statements of the Company have been prepared in accordance with IAS 34, Interim financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These condensed interim financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements. Accordingly, they should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2015.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November29 , 2016.

Basisof Preparation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The consolidated financial statements are presented in United States dollars unless otherwise noted.

Consolidation

The consolidated financial statements include the accounts of the Company and its controlled entities. Inter-company balances are eliminated on consolidation.

Significant Accounting Judgments, Estimates and Assumptions

The preparation of condensed consolidated financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the useful lives of equipment, impairment considerations for equipment and intangible assets, determination of fair value for stock-based compensation and other share-based payments, valuations and assumptions used to determine deferred income taxes and the fair value of financial instruments.

Natcore Technology Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in United States Dollars)
For the Three and Nine Months Ended September 30, 2016 and 2015

3.	Accounting Standards Issued But Not Yet Effective

New Standard IFRS 16 “Leases”

This new standard replaces IAS 17 “Leases” and the related interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting is not substantially changed. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for entities that have adopted IFRS 15.

The Company has not early adopted this new standard and is currently assessing the impact that these standards will have on its consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements.

4.	Cash and Cash Equivalents

	September 30, 2016	December 31, 2015

Cash at Bank	$69,149	$391,421
Savings Certificates in Banks	10,229	130,100
Guaranteed Investment Certificates	—	—

	$79,378	$521,521

5.	Receivables

	September 30, 2016	December 31, 2015

GST receivable	$14,207	$10,883
Subscription receivable on share issuance	—	18,174

	$14,207	$29,057

6.	Equipment

	Furniture and Office Equipment	Production Equipment	Total

Cost:
At December 31, 2014	$355,018	$911,347	$1,266,365
Additions	5,724	21,461	27,185

At December 31, 2015	360,742	932,808	1,293,550

Depreciation:
At December 31, 2014	283,692	400,484	684,176
Charge for the Period	58,820	183,825	242,645

At December 31, 2015	342,512	584,309	926,821

Net Book Value:

At December 31, 2015	$18,230	$348,499	$366,729

Natcore Technology Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in United States Dollars)
For the Three and Nine Months Ended September 30, 2016 and 2015

6.	Equipment(continued)

Cost:
At December 31, 2015	$360,742	$932,808	$1,293,550
Additions	2,174	1,368	3,542

At June 30, 2016	362,916	934,176	1,297,092

Depreciation:
At December 31, 2015	342,512	584,309	926,821
Charge for the Period	5,475	113,308	118,783

At September 30, 2016	347,987	697,617	1,045,604

Net Book Value:

At September 30, 2016	$14,929	$236,559	$251,488

7.	Trade Payables and Accrued Liabilities

	September 30, 2016	December 31, 2015

Trade Payables and Accrued Liabilities	$1,036,927	$749,985

8.	Derivative Financial Liability

	Nine Months Ended September 30, 2016	Year Ended December 31, 2015

Balance, Beginning	$1,135,157	$124,823
Fair value of warrants issued during the year	888,775	1,237,161
Change in fair value of warrants outstanding	(1,432,647)	(226,827)

Balance, Ending	$591,285	$1,135,157

The derivative financial liability consists of the fair value of share purchase warrants that have exercise prices that differ from the functional currency of the Company and are within the scope of IAS 32 “Financial Instruments: Presentation”. Details of these warrants and their fair values are as follows:

Expiration Date	Exercise Price	Number of Warrants Outstanding at September 30, 2016	Fair Value at September 30, 2016	Number of Warrants Outstanding at December 31, 2015	Fair Value at December 31, 2015

	CDN $		US $		US $
January 4, 2016	1.00	—	—	429,867	—
July 20, 2017*	0.90	3,840,700	10,840	3,840,700	233,201
January 21, 2018	0.70	1,352,062	21,391	1,352,062	133,002
April 14, 2018	0.95	1,200,050	13,453	1,200,050	92,959
April 27, 2018	0.95	397,000	4,520	397,000	31,577
July 23, 2018	0.74	1,000,000	30,634	1,000,000	101,545
July 31, 2018	0.74	822,000	25,522	822,000	84,296
November 30, 2018	0.55	1,694,444	83,423	1,694,444	228,926
December 18, 2018	0.55	1,681,189	85,458	1,681,189	229,651
February 2, 2019	0.55	273,058	14,958	—	—
March 17, 2019	0.55	2,244,497	126,059	—	—
June 28, 2019	0.55	1,070,000	66,029	—	—
July 28, 2019	0.55	1,070,000	60,358	—	—
September 16, 2019	0.55	695,500	48,640	—	—

		17,340,500	591,285	12,417,312	1,135,157

Natcore Technology Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in United States Dollars)
For the Three and Nine Months Ended September 30, 2016 and 2015

8.	Derivative Financial Liability(continued)

The fair values of these warrants were estimated using the Black-Scholes Option Pricing Model using the following assumptions.

	•	The stock price was based upon the publicly traded price at the time of issuance;

	•	The risk-free interest rate assumption is based on the government of Canada marketable bonds for a period consistent with the expected term of the option in effect at the time of the grant;

	•	The Company does not pay dividends on common stock and does not anticipate paying dividends on its common stock in the foreseeable future. Therefore, the expected dividend rate was 0%;

	•	The expected life of the warrants was estimated to be 75% of the remaining contractual term which is based on the historical exercise patterns of warrant holders; and

	•	The expected volatility was based off of the historical trading prices of the Company’s common stock price over a period equivalent to the expected life of the warrants.

The fair values of these warrants as of September 30, 2016 were estimated using the Black-Scholes Option Pricing Model using the following inputs:

Expiration Date	July 20, 2017	January 21, 2018

Exercise price	CDN$ 0.90	CDN$ 0.70
Share price	CDN$ 0.27	CDN$ 0.27
Expected volatility	84%	84%
Expected life	0.60 years	0.98 years
Dividends	0.00%	0.00%
Risk-free interest rate	0.49%	0.57%

Expiration Date	April 14, 2018	April 27, 2018	July 23, 2018

Exercise price	CDN$ 0.95	CDN$ 0.95	CDN$ 0.74
Share price	CDN$ 0.27	CDN$ 0.27	CDN$ 0.27
Expected volatility	84%	83%	93%
Expected life	1.13 years	1.18 years	1.36 years
Dividends	0.00%	0.00%	0.00%
Risk-free interest rate	0.55%	0.55%	0.55%

Expiration Date	July 31, 2018	November 30, 2018	December 18, 2018

Exercise price	CDN$ 0.74	CDN$ 0.55	CDN$ 0.55
Share price	CDN$ 0.27	CDN$ 0.27	CDN$ 0.27
Expected volatility	93%	90%	91%
Expected life	1.37 years	1.63 years	1.66 years
Dividends	0.00%	0.00%	0.00%
Risk-free interest rate	0.55%	0.55%	0.55%

Expiration Date	February 2, 2019	March 17, 2019	June 28, 2019

Exercise price	CDN$ 0.55	CDN$ 0.55	CDN$ 0.55
Share price	CDN$ 0.27	CDN$ 0.27	CDN$ 0.27
Expected volatility	92%	91%	81%
Expected life	1.76 years	1.85 years	2.05 years
Dividends	0.00%	0.00%	0.00%
Risk-free interest rate	0.49%	0.49%	0.45%

Natcore Technology Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in United States Dollars)
For the Three and Nine Months Ended September 30, 2016 and 2015

8.	Derivative Financial Liability(continued)

Expiration Date	July 28, 2019	September 16, 2019

Exercise price	CDN$ 0.55	CDN$ 0.55
Share price	CDN$ 0.27	CDN$ 0.27
Expected volatility	94%	92%
Expected life	2,12 years	2.22 years
Dividends	0.00%	0.00%
Risk-free interest rate	0.58%	0.57%

9.	Share Capital

Authorized Share Capital

Unlimited number of common shares without par value.

Issued Share Capital

At September 30, 2016, there were 61,939,302 issued and fully paid common shares (December 31, 2015 – 56,333,247).

Private Placements

In February 2016, the Company completed a non-brokered private placement and issued 273,058 units at a price of CDN$0.36 per unit for gross proceeds of $70,079 (CDN$98,301). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.55 per share for a period of three years from the date of closing. The Company had received subscriptions of $31,102 at December 31, 2015 that related to this private placement. On issue the fair value of the warrants was determined to be $26,464 and included in derivative liability (Note 8).

In March 2016, the Company completed a non-brokered private placement and issued 2,244,497 units at a price of CDN$0.36 per unit for gross proceeds of $622,094 (CDN$808,019). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.55 per share for a period of three years from the date of closing. On issue the fair value of the warrants was determined to be $489,252 and included in derivative liability (Note 8). The Company paid finders’ fees of $6,150 and incurred other share issue costs of $3,276. The Company also issued 23,450 finders’ warrants with a fair value of $5,112 in connection with this private placement exercisable at a price of CAD$0.55 per share for a period of three years from the date of closing.

In June 2016, the Company completed a non-brokered private placement and issued 1,000,000 units at a price of CDN$0.40 per unit for gross proceeds of $306,777 (CDN$400,000). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.55 per share for a period of three years from the date of closing. On issue the fair value of the warrants was determined to be $167,222 and included in derivative liability (Note 8). The Company paid finders’ fees of $10,000. The Company also issued 70,000 finders’ warrants with a fair value of $10,940 in connection with this private placement exercisable at a price of CAD$0.55 per share for a period of three years from the date of closing.

In July 2016, the Company completed a non-brokered private placement and issued 1,000,000 units at a price of CDN$0.40 per unit for gross proceeds of $304,042 (CDN$400,000). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.55 per share for a period of three years from the date of closing. The Company also issued 70,000 finders’ warrants with a fair value of $9,841 in connection with this private placement exercisable at a price of CAD$0.55 per share for a period of three years from the date of closing.

Natcore Technology Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in United States Dollars)
For the Three and Nine Months Ended September 30, 2016 and 2015

9.	Share Capital

Private Placements(continued)

In September 2016, the Company completed a non-brokered private placement and issued 650,000 units at a price of CDN$0.36 per unit for gross proceeds of $177,474 (CDN$234,000). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.55 per share for a period of three years from the date of closing. The Company also issued 45,500 finders’ warrants with a fair value of $5,333 in connection with this private placement exercisable at a price of CAD$0.55 per share for a period of three years from the date of closing.

For the nine months ended September 30, 2016, the Company determined the fair value at the time of issuance of the warrants included in the derivative liability and the finders’ warrants using the Black-Scholes Option Pricing Model using the following inputs:

Input	Range

Expected volatility	86% - 94%
Expected life	2.25 years
Dividends	0.00%
Risk-free interest rate	0..45% - 0.92%

Basic and Diluted Income (Loss)Per Share

The calculation of basic and diluted loss per share for the nine months ended September 30, 2016 and 2015 was based on the loss attributable to common shareholders of ($1,605,941) and ($3,105,380), respectively, and the weighted average number of common shares outstanding of 58,943,524 and 50,515,024, respectively, for basic and diluted. Diluted loss per share did not include the effect of stock options and warrants as the effect would be anti-dilutive.

The calculation of basic and diluted income (loss) per share for the three months ended September 30, 2016 and 2015 was based on the loss attributable to common shareholders of $337,248 and ($1,462,863), respectively, and the weighted average number of common shares outstanding of 61,057,780 and 52,105,636, respectively, for basic and diluted. Diluted loss per share did not include the effect of stock options and warrants as there were no options or warrants in the money as of September 30, 2016 and the 2015 effect would be anti-dilutive.

Stock Options

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, at its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 6,779,255 common shares. Such options will be exercisable for a period of up to 10 years from the date of grant. In connection with the foregoing, the number of common shares reserved for issuance to any one optionee will not exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for issuance to all technical consultants will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities’ position.

Stock-based compensation expense has been calculated using the Black-Scholes option pricing model. The expected life of the options has been estimated to be the contractual term of the option given the limited history of early exercise. Future volatility has been determined based on historical volatility for a period equivalent to the expected life of the option.

During the nine months ended September 30, 2016 and 2015, the Company recorded stock-based compensation expense of $564,117 and $308,145, respectively.

Natcore Technology Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in United States Dollars)
For the Three and Nine Months Ended September 30, 2016 and 2015

9.	Share Capital

Stock Options (continued)

On January 31, 2016, the Company granted 1,975,000 stock options to employees. The options vested immediately. The options are exercisable at CDN$0.40 and expire January 13, 2021. The options had a grant date fair value of $395,116 (CDN$562,580) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 0.92%; Expected life of 5.00 years; Volatility of 94%; and a Dividend yield of 0%.

On February 15, 2016, the Company granted 120,000 stock options to an employee. The options vest accordingly: 80,000 after 6 months, and 40,000 after 1 year. The options are exercisable at CDN$0.51and expire February 15, 2021. The options had a grant date fair value of $31,489 (CDN$43,622) determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 0.92%; Expected life of 5.00 years; Volatility of 94%; and a Dividend yield of 0%.

Stock Options(continued)

The changes in options during the nine months ended September 30, 2016 and the year ended December 31, 2015 are as follows:

	September 30, 2016		December 31, 2015

	Number of options	Weighted average exercise price	Number of options	Number of options	Weighted average exercise price

Options outstanding, beginning	5,275,000	CDN $ 0.80	4,182,000	4,182,000	CDN $ 0.90
Options granted	2,095,000	CDN $ 0.41	1,345,000	1,345,000	CDN $ 0.86
Options exercised	(38,500)	CDN $ 0.46	—	—	CDN $ 0.40
Options expired	(2,330,000)	CDN $ 0.90	(252,000)	(252,000)	CDN $ 1.20

Options outstanding, ending	5,001,500	CDN $ 0.59	5,275,000	5,275,000	CDN $ 0.87

Options exercisable, ending	4,120,000	CDN $ 0.59	3,775,000	3,775,000	CDN $ 0.89

Details of options outstanding as of June 30, 2016 are as follows:

Exercise Price	Expiration Date	Number of Options Outstanding

CDN$ 0.51	April 17, 2017	120,000
CDN$ 1.11	September 4, 2017	200,000
CDN$ 0.80	December 20, 2017	295,000
CDN$ 0.57	December 20, 2017	80,000
CDN$ 0.80	January 4, 2018	20,000
CDN$ 0.71	April 5, 2018	40,000
CDN$ 0.83	June 3, 2018	25,000
CDN$ 0.58	July 31, 2018	100,000
CDN$ 1.08	January 10, 2019	315,000
CDN$ 0.75	December 17, 2019	405,000
CDN$ 0.65	December 20, 2019	80,000
CDN$ 0.58	April 30, 2020	1,236,500
CDN$ 0.54	June 15, 2020	15,000
CDN$ 0.40	January 13, 2021	1,950,000
CDN$ 0.51	February 15, 2021	120,000

		5,001,500

Each option entitles the holder to purchase one common share of the Company.

Natcore Technology Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in United States Dollars)
For the Three and Nine Months Ended September 30, 2016 and 2015

9.	Share Capital (cont’d)

Warrants

The changes in warrants during the nine months ended September 30, 2016 and the year ended December 31, 2015 are as follows:

	September 30, 2016		December 31, 2015

	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Warrants outstanding, beginning	18,710,932	CDN $ 0.69	11,488,474	CDN $ 0.77
Warrants issued	5,376,505	CDN $ 0.53	8,354,625	CDN $ 0.70
Warrants expired	(474,867)	CDN $ 1.39	(1,134,667)	CDN $ 1.00

Warrants outstanding, ending	23,612,570	CDN $ 0.67	18,708,432	CDN $ 0.72

The weighted average remaining life of the warrants outstanding as at September30 , 2016 is 1.87 years.

Details of warrants outstanding as September30 , 2016are as follows:

Exercise Price	Expiration Date	Number of Warrants Outstanding and Exercisable

CDN$ 0.90	July 20, 2017	3,840,700
CDN$ 0.70	January 21, 2018	1,356,312
CDN$ 0.95	April 14, 2018	1,209,080
CDN$ 0.95	April 27, 2018	421,500
CDN$ 0.74	July 23, 2018	1,070,000
CDN$ 0.74	July 31, 2018	825,500
US$ 0.62	August 20, 2018	6,040,740
CDN$ 0.74	November 30, 2018	1,764,444
CDN$ 0.74	December 18, 2018	1,707,789
CDN$ 0.55	February 2, 2019	273,058
CDN$ 0.55	March 17, 2019	2,267,947
CDN$ 0.55	June 28, 2019	1,070,000
CDN$ 0.55	July 28, 2019	1,070,000
CDN$ 0.43	September 16, 2019	695,500

		23,612,570

Other

On August 21, 2015, the Company entered into an Investment Agreement (the “Investment Agreement”) and Registration Rights Agreement (the “Registration Rights Agreement”) with Dutchess Opportunity Fund, II, LP (“Dutchess”). Pursuant to the Investment Agreement, Dutchess committed to purchase, subject to certain restrictions and conditions, up to $5 million of the Company’s Common Stock upon issuance by the company of a Put to Dutchess at a price equal to ninety five percent (95%) of the lowest daily VWAP (volume weighted average price) of the Company’s Common Stock during the five (5) consecutive Trading Days beginning on the Put Notice Date and ending on and including the date that is four (4) Trading Days after such Put Notice Date. Pursuant to the terms of the Registration Rights Agreement, the Company is obligated to file one or more registration statements with the SEC to register the resale by Dutchess of shares of Common Stock issued or issuable under the InvestmentAgreement. To date the Company has not utilized this facility.

In July 2016, the Company issued 400,000 shares for services at a value of CDN$0.44 per share for a total cost of $135,339 (CDN$176,000).

Natcore Technology Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in United States Dollars)
For the Three and Nine Months Ended September 30, 2016 and 2015

10.	Reserves

Share-Based Payment Reserve

The share-based payment reserve records the fair value of options and warrants recorded in accordance with IFRS 2 “Share-based payments” until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital.

11.	Financial Instrument Fair Values

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

Financial liabilities measured at fair value at September 30, 2016 and December 31, 2015 consisted of the derivative financial liability, which is measured using level 3 inputs.

The fair value of the derivative liability is determined by the Black-Scholes option pricing model using the historical volatility as an estimate of future volatility. At September 30, 2016, if the volatility used was increased by 10% the impact would be an increase to the derivative liability of $117,426, with a corresponding decrease to comprehensive loss.

12.	Related Party Transactions and Balances

Related Party Balances

As of September 30, 2016 and December 31, 2015 there was $201,260 and $204,060, respectively, owed to directors, officers, and companies controlled by directors that has been included in trade payables and accrued liabilities.

Key Management Personnel Compensation

	September 30, 2016	December 31, 2015
Administrative fees	$45,000	$60,000
Consulting	—	100,200
Wages and benefits	268,125	558,320

	$313,125	$718,520

13.	Subsequent Events

In November 2016, the Company completed a non-brokered private placement and issued 1,427,000 units at a price of CDN$0.23 per unit for gross proceeds of $244,601 (CDN$328,325). Each unit comprised one common share and one purchase warrant, with each warrant exercisable at a price of CDN$0.30 per share for a period of three years from the date of closing. The Company also issued 72,100 finders’ warrants in connection with this private placement exercisable at a price of CAD$0.30 per share for a period of three years from the date of closing.